GENCO SHIPPING & TRADING LIMITED
299 Park Avenue, 20th Floor
New York, New York 10171

March 29, 2011

VIA EDGAR AND U.S. MAIL

Mr. David R. Humphrey
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	Genco Shipping & Trading Limited Form 10-K for the Year Ended December 31, 2010 Filed March 10, 2011 File No. 001-33393

Ladies and Gentlemen:

Reference is made to a letter dated March 16, 2011 (the “Comment Letter”) to Mr. John Wobensmith, Chief Financial Officer of Genco Shipping & Trading Limited (the “Company”), setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”), to the Annual Report on Form 10-K for the year ended December 31, 2010, filed by the Company (the “Annual Report”).

This letter sets forth the Company’s responses to the Staff’s comments. For your convenience, the Staff’s comments have been restated below in their entirety, with the response to each comment set forth immediately below the comment. The heading and numbered paragraphs in this letter correspond to the headings and numbered paragraphs of the Comment Letter.

Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Annual Report.

U.S. Securities and Exchange Commission
March 29, 2011

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 45

Liquidity and Capital Resources, page 59

1.
We note your disclosure that each of the Genco credit facilities includes a maximum leverage ratio.  In this regard, please clarify how this ratio is calculated, including how the EBITDA used in determining compliance with your financial covenants differs from the EBITDA presented on page 44.

The Company calculates its leverage ratio under its 2007 Credit Facility, its $253 Million Term Loan Facility, and its $100 Million Term Loan Facility by dividing its Average Consolidated Net Indebtedness by its Consolidated EBITDA as defined under these facilities.  The Baltic 2010 Credit Facility does not have leverage ratio or EBITDA related covenants.  Average Consolidated Net Indebtedness is the monthly average of the Company’s indebtedness as defined under the facilities, which at December 31, 2010 consisted of outstanding debt and letters of credit, minus the Company’s cash and cash equivalents.   Please see below for a comparison of the calculation of EBITDA as presented on page 44 of our Annual Report and Consolidated EBITDA under the three facilities:

Net Income attributable to Genco	Net Income attributable to Genco
+ Net interest expense	+ Gross interest expense (including amortization of financing costs)
+ Income tax expense	+ Income tax expense
+ Depreciation and amortization	+ Depreciation and amortization
+ Restricted stock amortization
+ Non-cash charges for deferred financing costs related to the refinancing of other credit facilities or the Company’s investment in Jinhui
- Gain (loss) from any extraordinary gains or losses or from sales of assets other than inventory sold in the ordinary course of business
- Gain (loss) from derivative instruments used for hedging purposes
EBITDA	Consolidated EBITDA

The Company has used the definition of EBITDA described above in its Annual Report and other filings in response to the comment letter it received from the Staff dated January 7, 2009.

U.S. Securities and Exchange Commission
March 29, 2011

The Company will prospectively, beginning with its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011, expand the footnote that explains EBITDA that currently appears on page 44 of the Annual Report to read in its entirety as follows (new text is underlined):

(1) EBITDA represents net income attributable to Genco Shipping & Trading Limited plus net interest expense, taxes and depreciation and amortization.  EBITDA is included because it is used by management and certain investors as a measure of operating performance. EBITDA is used by analysts in the shipping industry as a common performance measure to compare results across peers.  Our management uses EBITDA as a performance measure in our consolidated internal financial statements, and it is presented for review at our board meetings.  The Company believes that EBITDA is useful to investors as the shipping industry is capital intensive which often results in significant depreciation and cost of financing.  EBITDA presents investors with a measure in addition to net income to evaluate the Company’s performance prior to these costs.  EBITDA is not an item recognized by U.S. GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a company’s operating performance required by U.S. GAAP.  EBITDA is not a measure of liquidity or cash flows as shown in our consolidated statement of cash flows.  The definition of EBITDA used here may not be comparable to that used by other companies.  The foregoing definition of EBITDA differs from the definition of Consolidated EBITDA used in the financial covenants of our 2007 Credit Facility, our $253 Million Term Loan Credit Facility, and $100 Million Term Loan Credit Facility.  Specifically, Consolidated EBITDA substitutes gross interest expense (which includes amortization of deferred financing costs) for net interest expense used in our definition of EBITDA, includes adjustments for restricted stock amortization and non-cash charges for deferred financing costs related to the refinancing of other credit facilities or any non-cash losses from our investment in Jinhui, and excludes extraordinary gains or losses and gains or losses from derivative instruments used for hedging purposes or sales of assets other than inventory sold in the ordinary course of business.

In addition, the Company will prospectively, beginning with its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011, expand its disclosure in Management’s Discussion and Analysis regarding the leverage ratio under its credit facilities to include the following:

We calculate the leverage ratio under our 2007 Credit Facility, its $253 Million Term Loan Facility, and its $100 Million Term Loan Facility by dividing our Average Consolidated Net Indebtedness by our Consolidated EBITDA as defined under these facilities.  There is no leverage ratio covenant under the Baltic Trading 2010 Credit Facility.  Average Consolidated Net Indebtedness is the monthly average of our indebtedness as defined under the facilities, which at [date] consisted of [list of components].

2.
Based on your disclosure on page 60, we note that you would have remained in compliance with your maximum leverage ratio at December 31, 2010 with a 10% reduction in your EBITDA.  However, your disclosure on page 23 indicates that, if market conditions persist, upon the expiration or termination of your vessels’ current non-spot charters, you may only be able to re-charter your vessels at reduced or unprofitable rates, or you may not be able to charter these vessels at all.  In this regard, we note that, within the next 12 months, a significant portion of your charters are expiring.  As such, please tell us and expand your disclosures to discuss the impact that expiration of these charters is expected to have on your ability to meet your net debt to EBITDA covenant.  Specifically, tell us whether or not you expect be in compliance with such covenant based on the current shipping rates.  Also, if you expect to

U.S. Securities and Exchange Commission
March 29, 2011

experience significant reductions in EBITDA, your disclosure should be revised accordingly.  See Item 303(a)(2)(ii) of Regulation S-K.

The Company believes that the current weakness in drybulk shipping rates has been driven by short term disruptions or seasonal issues such as severe floods in Australia, order timing issues for iron ore cargoes related to the celebration of the Chinese New Year, and increased deliveries of newbuilding Capesize vessels during a time of seasonally reduced demand.   The Company discussed these causes in the risk factor appearing on page 22 of the Annual Report as well as in Management’s Discussion & Analysis in the third full paragraph on page 51 of the Annual Report.  The Company views the more recent crisis in Japan as another such short term disruption.  For these reasons, the Company believes that drybulk shipping rates will rebound during the course of this year.  Nonetheless, the Company believes that prolonged weakness in rates or a significant further drop in rates could cause the Company to fail to meet its net debt to EBITDA covenant.  Accordingly, the Company disclosed this in the first paragraph at the top of page 60 of its Annual Report.  The Company’s disclosure also includes a description of the actions the Company would expect to take if such prolonged weakness or a drop in rates were to occur.  The Company therefore respectfully submits to the Staff that its existing disclosure sufficiently addresses the issue the Staff has identified in the comment above.  However, the Company will continue to monitor trends in drybulk shipping rates in light of its upcoming charter expirations and exposure to the drybulk spot market and will update its disclosure in future filings as appropriate.

3.
Please add a discussion of the collateral maintenance requirements under your $100 million Term Loan Facility, $253 million Term Loan Facility and 2010 Baltic Trading Credit Facility.  In this regard, consider revising the table on pages 65-66 to show the groupings of vessels that are financed, and pledged as collateral, under each of your credit facilities.  Also, since the table on pages 65-66 indicates that all of the vessels financed, and pledged as collateral, under your $100 million Term Loan Facility, $253 million Term Loan Facility and 2010 Baltic Trading Credit Facility have vessel valuations for covenant compliance purposes that are lower than their carrying values at December 31, 2010, we believe you should disclose the respective collateral maintenance requirements, as well as your actual percentages of collateral value to borrowings, for each of the groupings of vessels under the aforementioned credit facilities.

The Company will prospectively, beginning with its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011, group the vessels in the table referenced in the foregoing comment according to the credit facility under which they have been financed and pledged as collateral.

In addition, the Company will prospectively, beginning with its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011, include the following disclosure in Management’s Discussion and Analysis:

U.S. Securities and Exchange Commission
March 29, 2011

Under the collateral maintenance covenants of our $253 Million Term Loan Facility, our $100 Million Term Loan Facility, and the 2010 Baltic Trading Credit Facility, the aggregate valuations of our vessels pledged under each facility must at least be a certain percentage of loans outstanding (or, in the case of the Baltic Trading Credit Facility, the total amount we may borrow), which percentages are 135%, 130%, and 140%, respectively.  Under our $253 Million Term Loan Facility, the amount payable upon early termination of any interest rate swaps under the facility is added to outstanding loans for purposes of this covenant.  If our valuations fall below the applicable percentage, we must provide additional acceptable collateral, repay a portion of our borrowings, or (in the case of the 2010 Baltic Trading Credit Facility) permanently reduce the amount we may borrow under the facility to the extent required to restore our compliance with the applicable covenant.

As the Company does not view a violation of these collateral maintenance covenants as reasonably likely within the next twelve months, the Company respectfully submits to the Staff that disclosure of the actual percentages calculated under the facilities should not be required.

Critical Accounting Policies, page 64

Vessels and Depreciation, page 65

4.
In the last sentence of the second paragraph of this section, you discuss the fact that you have sold three vessels since your inception and realized a profit in each instance.  However, during the fourth quarter of 2008, you recorded a substantial loss on forfeiture of vessel deposits related to the cancellation of the acquisition of six vessels, which underscores the potential volatility of market conditions.  Please revise your disclosure accordingly.

The Company will prospectively, beginning with its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011, expand the paragraph referenced in the foregoing comment to read in its entirety as follows (new text is underlined):

The carrying value each of our vessels does not represent the fair market value of such vessel or the amount we could obtain if we were to sell any of our vessels, which could be more or less.  Under U.S. GAAP, we would not record a loss if the fair market value of a vessel (excluding its charter) is below our carrying value unless and until we determine to sell that vessel or the vessel is impaired as discussed below under “Impairment of long-lived assets.” Excluding the three Bourbon vessels we resold immediately upon delivery to MEP at our cost, we have sold three of our vessels since our inception and realized a profit in each instance.  However, we did determine to cancel an acquisition of six drybulk newbuildings in November 2008, incurring a $53.8 million loss from the forfeiture of our deposit and related interest.

5.
In the third paragraph of this section, you disclose a range with respect to the amount, on an individual vessel basis, by which the carrying value of those vessels marked with an asterisk in the table on pages 65-66 exceeded the valuation of such vessels for covenant compliance purposes.  Please supplement this disclosure by stating the average amount by which the carrying value of those vessels marked with an asterisk exceeded the valuation of such vessels for covenant compliance purposes.

U.S. Securities and Exchange Commission
March 29, 2011

The Company will prospectively, beginning with its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011, state such average amount.

6.
In the fifth paragraph of this section, you state that assumptions used to develop estimates of future undiscounted cash flows are based on historical trends.  Please expand this disclosure to discuss the time periods involved in your use of historical trends, and how current charter rates compare to the rates you used in your analysis.

The Company will prospectively, beginning with its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011, expand the paragraph referenced in the foregoing comment to read in its entirety as follows (new text is underlined):

In developing estimates of future undiscounted cash flows, we make assumptions and estimates about the vessels’ future performance, with the significant assumptions being related to charter rates, fleet utilization, vessels’ operating expenses, vessels’ capital expenditures and drydocking requirements, vessels’ residual value and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends.  Specifically, we utilize the rates currently in effect for the duration of their current time charters, without assuming additional profit sharing.  For periods of time where our vessels are not fixed on time charters, we utilize an estimated daily time charter equivalent for our vessels’ unfixed days based on the most recent ten year historical one year time charter average.  Actual equivalent drybulk shipping rates are currently lower than the estimated rate.   We believe current rates have been driven by short term disruptions or seasonal issues as discussed under “Management’s Discussion and Analysis —Results of Operations—Voyage Revenues.”

As requested by the Staff, the Company hereby acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to our reports.  Please feel free to contact the undersigned for any additional information.

Sincerely,

/s/ John C. Wobensmith
John C. Wobensmith
Chief Financial Officer